U. S. Securities and Exchange Commission

                  Washington, D.C. 20549


                        Form 12b-25

                NOTIFICATION OF LATE FILING

(Check one) _X_ Form 10-K   ___Form 20-F  ___Form 11-K
                 ___ Form 10-Q   ___Form N-SAR

For period ended: _______

(   ) Transition Report on Form 10-K
(   ) Transition Report on Form 20-F
(   ) Transition Report on Form 11-K
(   ) Transition Report on Form 10-Q
(   ) Transition Report on Form N-SAR

For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________

PART I - REGISTRANT INFORMATION

WORLDWIDE INTERNET MARKETING, INC.
___________________________
Name of Registrant

14 E. Main Street
P. O. Box 309
______________________________________
Address of Principal Executive Office (street and number)

Los Gatos, CA  95301
______________________________________
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(   ) a.  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(   ) b.  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(    ) c.  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Registrant is considering various accounting issues related to completion of its financial statements for the fiscal year ended January 31, 1998, and has not yet resolved those issues. Final information from such financial statements is not yet available for completion of certain portions of that report on Form 10-KSB, and the completed financial statements, together with the auditor's report thereon, must be included in the Registrant's report on Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Gary S. Joiner
_________________________________
Name

(303) 494-3000
_________________________________
Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                 ( X ) Yes
                 (   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 (   ) Yes
                 ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


            WORLDWIDE INTERNET MARKETING, INC.
_____________________________________________________________
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 1998

By: /s/ _________________________________________________
      Frederick Neebling, President
      (Authorized representative)